

February 6, 2015

Via E-mail
Thomas Conway
Chief Executive Officer
I-Minerals Inc.
580 Hornby Street, Suite 880
Vancouver, BC Canada V6C 3B6

> **Re: I-Minerals Inc.**
> **Amendment to Form 10**
> **Filed December 24, 2014**
> **Response dated January 28, 2015**
> **File No. 000-55321**

Dear Mr. Conway:

We have reviewed your response, dated January 28, 2015, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Properties page 26

1. We note your response to comment 3 from our letter dated January 9, 2015. Please provide additional information so that we may better understand the pricing assumptions used in your prefeasibility study:

- Provide us with your life of mine cash flow model associated with your prefeasibility study. This should include the annual tonnages for each product, the annual price per tonne for each product, and the annual total revenue for each product.

- Describe any variances between the annual tonnages and annual prices for each product used in your prefeasibility study cash flow model to those in in your marketing study. Provide references for all pricing.

Thomas Conway
I-Minerals Inc.
February 6, 2015
Page 2

- To the extent that the pricing used in your prefeasibility study is not based on your marketing study or contracts, tell us the guidance within NI 43-101 that you relied upon for your reserve pricing determination.

Based on your response we may have additional comment.

Financial Statements and Supplementary Data
Notes to the Consolidated Financial Statements
Note 7. Warrant Liability, page 16

2. We note your response to prior comments 1 and 2 indicating that the warrant derivative liabilities were incorrectly valued as of April 30, 2014 due to clerical errors in the assumptions used. Please provide us with the materiality analysis you performed under SAB Topics 1:M and 1:N to support your conclusion that these errors were not material to your financial statements for the fiscal year ended April 30, 2014 and the interim period ended October 31, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at (202) 551-3610 with questions about engineering comments. Please contact Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director